 November 17, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 4 to Form S-1 Filed November 3, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated November 10, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Corporate History, page 7

1.
We note your response to comment three from our letter dated October 21, 2009. Please revise your disclosure to address why Mr. Chang will transfer the remaining 30% of IPA BVI to the company in the event the second closing doesn’t occur and the closing conditions to your parent company and your obligations to close are satisfied or waived, regardless of whether the closing conditions to Chang’s obligations to close are satisfied. In addition, please include a risk factor addressing the possibility that if the second closing does not occur, you may not receive the remaining 30% interest in IPA BVI and what effect this could have on the rights of investors in the company.

Response:  We have revised the disclosure accordingly by explaining that according to Amendment No. 3 to the Securities Purchase Agreement, if the parent company’s (i.e. VIASPACE, Inc.) closing conditions are satisfied, then Chang must deliver the remaining 30% of IPA BVI.   We have added a risk factor of the impact to the Company if the additional 30% interest in IPA BVI is not delivered.

2.
We note the significant amount of time that has elapsed since the date of your first closing and that the purchase price has been accruing substantial interest since that date. Please expand your disclosure to quantify the amount owed to Mr. Chang as of a recent date.

Response:  We have revised the disclosure accordingly to show that as of September 30, 2009, Mr. Chang accrued an amount of $355,000 from VIASPACE, Inc., the parent company.  Viaspace Green Energy, Inc. does not owe Chang such amount.

Financial Statements
Viaspace Green Energy Inc., page 61

3.
We refer to your responses to comments seven and eight from our letter dated October 21, 2009. It appears that there was a change in control of IPA China and therefore the transaction between IPA China and the company and its parent should be accounted for as a business combination with the company and parent as the acquirer. Please revise the filing to present the financial statements of the company using purchase accounting as of the date of the acquisition, including an allocation of the entire $16 million purchase price.

Response:  We have revised the financial statements of the company using purchase accounting.

4.	Please also revise the filing to include audited historical financial statements of IPA China for periods prior to the acquisition date.

Response:  We have added a financial statement index and included the IPA historical financial statements in the body of the S-1.

Age of Financial Statements

5.	Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2009. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response:  We have updated the company financial statements and other financial information with September 30, 2009 information, replacing the June 30, 2009 information.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan Hong
Ryan Hong, Esq.